Exhibit 99.1

COMPANY CONTACT:

Jay S. Hennick
President & CEO
FirstService Corporation
(416) 960-9500

John B. Friedrichsen
Senior Vice President & CFO
FirstService Corporation
(416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE COMPLETES NEW DEBT FINANCING

TORONTO, Ontario, April 4, 2005 - FirstService Corporation (Nasdaq: FSRV; TSX: FSV.SV) today announced that it has successfully completed the private placement of US$100 million of senior secured notes with a fixed interest rate of 5.44 percent and a term of ten years. The notes were purchased by a group of major US institutional investors. Proceeds from the private placement will be used to repay all amounts outstanding under the Company's senior revolving credit facility. The notes are due April 1, 2015, with equal annual principal repayments beginning on the sixth anniversary, for an eight-year average life.

Concurrently with completion of the private placement, FirstService amended its senior revolving credit facility with its banking group, including The Toronto Dominion Bank, JPMorgan Chase Bank, Royal Bank of Canada, The Bank of Nova Scotia, and HSBC Bank Canada. The amended facility has a three-year term due April 1, 2008, and entitles the Company to draw up to US$110 million, an increase from US$90 million, for acquisitions and general corporate purposes.

Subsequent to the completion of these transactions, the Company will have approximately US$150 million available to fund future growth.

“We appreciate the commitment made to FirstService by our noteholders and banking group, and the confidence they have shown in our operating and growth strategy,” said Jay S. Hennick, FirstService President and Chief Executive Officer. "With the completion of the private placement and the favorable amendments to our senior revolving credit facility, we have addressed our capital needs for the foreseeable future.”

“This financing transaction follows two previously successful private placements of senior notes and further strengthens our capital structure with additional long-term financing. The highly attractive terms of our new senior notes issue reflects the investment-grade rating of our previous senior notes issues, demonstrated track record, and the bright future of our Company,” he added.

ABOUT FIRSTSERVICE
FirstService is a leader in the rapidly growing service sector, providing services in the following areas: residential property management; commercial real estate; commercial security systems; property improvement services; and business services. With an unrivalled business model based on decentralized operations and management ownership, FirstService drives growth through internal initiatives and selective acquisitions.

Market-leading brands include Continental, Wentworth and Prime Management in residential property management; Colliers International in commercial real estate; Intercon Security and SST in commercial security; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections, and Certa Pro and College Pro Painters in property improvement; and Resolve Corporation in business services. FirstService is a diversified service company with annual revenues of more than US$1 billion. More information about FirstService (Nasdaq:  FSRV; TSX:  FSV.SV) is available at www.firstservice.com.

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.